Exhibit 99.1

Transition Therapeutics Announces Results of Clinical Study of ELND005 in Agitation and Aggression in Patients with Alzheimer's Disease

TORONTO, June 24, 2015 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) announced that a Phase 2/3 clinical study of neuropsychiatric drug candidate ELND005 did not meet its primary efficacy endpoint.  In the study, both the treatment and placebo groups showed a significant, but similar, reduction in agitation and aggression relative to baseline.  There was a greater than expected reduction in agitation and aggression observed in the placebo group as measured in weeks 4, 8 and 12 in the study.   The safety and tolerability profile of ELND005 was consistent with previous studies in AD at the 250mg bid dose.

The Phase 2/3 clinical study evaluated the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with mild to severe AD, who were experiencing at least moderate levels of agitation/aggression.  The randomized, double-blind, placebo-controlled study enrolled 350 AD patients (175 subjects per study arm).  The primary efficacy endpoint of the study was the change from baseline in the Neuropsychiatric Inventory – Clinician ("NPI-C") scale of agitation and aggression.

An analysis of the full study dataset is being performed.  An external clinical advisory committee will be consulted in determining any future development of ELND005.

Data from the Phase 2/3 clinical study will be presented at a future medical meeting.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications.  Transition's lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: For further information on Transition, visit www.transitiontherapeutics.com or contact:Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com; Patrick McKillop, Director - Investor Relations, Transition Therapeutics Inc., Phone: 339-788-4962, pmckillop@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:01e 24-JUN-15